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                                                                    EXHIBIT 99.1
                                                           [English Translation]

BUSINESS PLAN - FAIR DISCLOSURE

1.   TYPE OF INFORMATION:

Press Release - Hanaro Telecom launches long-distance and international call services (summarized).

2.   CONTENTS:

[HANARO TELECOM LAUNCHES LONG-DISTANCE AND INTERNATIONAL CALL SERVICES]

Hanaro Telecom to roll out 084 long distance and 005 international call services from 1 July this year.

     - Hanaro Telecom is now emerging as a leading integrated telecommunications company.
     - The Company is strengthening its marketing efforts in line with the commencement of fixed number portability in Busan and Seoul from July and August this year and roll-out of VoIP services.
     - Also, to launch 'Hanafone,' the brand name for Korea's first integrated call service.

     Hanaro Telecom, Inc. ("Hanaro" or the "Company") announced that, in line with the launch of 005 international call service from 1 July and the nationwide fixed number portability ("FNP") effective from July/August this year, it would roll out its marketing plans for its voice business and actively promote the marketing campaign for these new products from the second half of this year.

     On June 23, Dr. Chang Bun Yoon, CEO of Hanaro, held a press conference on the Company's voice business at the Seoul Plaza Hotel. He commented that with the fully integrated telecommunications services, the Company is expected to achieve KRW 372.5 billion in revenues this year, which is 18% higher than the last year's KRW 315.8 billion.

     Dr. Yoon added that with the 'one-stop' provision of local / long-distance ("DLD")/ 005 international call services ("IDD") and the nationwide fixed number portability effective from July/August this year, the Company plans to increase its current market share in the domestic voice business from 4.8% to 6% by the end of this year, and exceed 20% of the market share by 2008.

     The Company will position its VoIP as a digital local call service and specifically target residential broadband subscribers from the second half of this year. Eventually, the Company aims to provide the 'Triple Play' package that will provide VoIP services along with broadband and broadcasting services, according to Dr. Yoon.

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     Dr. Yoon emphasized that the Company seeks the stable entrance into the market by focusing its sales efforts on the existing local call subscribers (1.1 million) and broadband subscribers (2.8 million) for the new DLD/IDD services commencing in July this year, not the escalation of pricing pressure with its competitors.


- This disclosure contains "forward-looking statements" that are based on the Company's current expectations, assumptions, estimates and projections about our company and our industry. The forward-looking statements are subject to various risks and uncertainties. Actual results may differ materially from those contained in such forward-looking statements, as a result of a number of factors, including without limitation, the Company's reliance on equity and debt financings to fund its operations; the decline in the prices for communications services; increasing competition in the telecommunications sector in Korea and other factors beyond the Company's control. Investors are directed to Hanaro Telecom's reports and documents filed from time to time with the U.S. Securities and Exchange Commission for additional factors that should be considered prior to investing in Hanaro Telecom's securities. Hanaro Telecom does not intend to update or otherwise revise the forward-looking statements in this release, whether as a result of new information, future events or otherwise. Because of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this release might not occur in the way the Company expects, or at all. Investors should not place undue reliance on any of the forward-looking statements. -